KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification

EXHIBIT 9:
**Information Regarding
Designated Compliance Officer**

Exhibit 9. Provide in this Exhibit the following information about the designated compliance officer (identified in Item 4) of the Applicant/NRSRO:

The Designated Compliance Officer for Kroll Bond Rating Agency, Inc. is Murray R. Markowitz, who is employed by KBRA on a full-time basis. Mr. Markowitz's employment history and educational background are presented below:

EMPLOYMENT HISTORY

Kroll Bond Rating Agency, Inc.
New York, New York
June 2014-present
Chief Compliance Officer/Designated Compliance Officer

Moody's Shared Services, Inc., Moody's Corporation (MCO)
New York, New York
January 2008-June 2014
Vice President-Senior Compliance Officer

Moody's Investors Service, Inc., Moody's Corporation (MCO)
New York, New York
April 2006-January 2008
Vice President-Senior Analyst, Asset-Backed Securities Team
Assistant Vice President/Analyst, Asset-Backed Securities Team

Kelley Drye & Warren LLP
New York, New York
January 2000-March 2006
Associate Attorney

Dorsey & Whitney LLP
New York, New York
April 1997-December 1999
Associate Attorney

Cadwalader Wickersham & Taft
New York, New York
June 1994-August 1994; October 1995-March 1997
Associate Attorney
Summer Associate

EDUCATION

Boston University School of Law
Boston, Massachusetts
J.D., May 1995
G. Joseph Tauro Scholar
Editor, Boston University Law Review

Columbia College, Columbia University in the City of New York
New York, New York
A.B., *magna cum laude*, May 1991